EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 4Q 2020





FEBRUARY 23, 2021

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income with the secondary objective to generate capital appreciation, primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT CREDIT COMPANY





INTRODUCTION TO ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $514.4 million[1]
Distributions	▪ Monthly common distribution of $0.08 per share (current distribution rate of 8.4%)[2] ▪ $14.12 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital
Asset Under Management	▪ Approximately $4.1 billion[3] managed on behalf of institutional, high net worth and retail investors

1. Combined market capitalization of ECC, ECCB, ECCX and ECCY based on securities outstanding as of December 31, 2020 and market prices as of February 9, 2021.
2. Based on ECC's closing market price of $11.47 per share on February 9, 2021 and frequency of regular distributions declared since April 2020. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of December 31, 2020 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Income Management LLC, an affiliate of the Adviser.

4



CLO Equity is an Attractive Asset Class	• The Credit Suisse Leveraged Loan Index has generated positive total returns in 27 of the past 29 years[1] • Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	• Eagle Point is focused on CLO securities and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	• ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	• Adviser and Senior Investment Team have approximately $18.9 million invested in securities issued by ECC[2]

Past performance is not indicative of, or a guarantee of, future performance.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down full calendar years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. As of December 31, 2020, the CSLLI and S&P/LSTA Leveraged Loan Index had each experienced a negative total return on a year-to-date basis.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2020 (based on market values as of February 9, 2021).



ECC currently pays a monthly common distribution of $0.08 per share[1]

ECC Cumulative Common Distributions Per Share[2]

Chart showing cumulative common distributions per share by year:
- 2015: $2.35
- 2016: $4.75
- 2017: $8.00
- 2018: $10.40
- 2019: $12.80
- 2020: $14.12

Legend: ■ Regular Distributions ■ Special Distribution

1. Based on frequency of regular common distributions declared since April 2020.
2. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Track Record: Total Return and Price to Book Ratio



For the period of October 7, 2014 – February 9, 2021:

- ECC generated a total return[1] of 35.74% versus 31.54% for the Wells Fargo BDC Index[2] (annualized net total return of 4.94% for ECC versus 4.42% for the Wells Fargo BDC Index)

- ECC traded at an average premium to book value of 12.5% during a time in which the Wells Fargo BDC Index[2] has traded at an average discount of -7.3%

Value of $100 Invested	Price to Book Ratio[3]





Past performance is not indicative of, or a guarantee of, future performance.

1. Total return is calculated as the percent change in the value of $100 invested during the period and assumes that any dividends or distributions are reinvested as at the applicable payment date. Future results may vary and may be higher or lower than those shown.
2. The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



8.4%
Current Distribution Rate[1]

86 Number of Resets Refis Re-Pricings Calls[2]

$0.08
Monthly Distribution[1]

17 Average Years of CLO Experience of Senior Investment Team

97.9% Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,540

87 Number of CLO Equity Securities[3]

28 Number of CLO Collateral Managers[3]



Adviser and Senior Investment Team have $18.9 million invested in ECC, ECCB, ECCY and ECCX[1]

Common Stock			Preferred Stock and Unsecured Notes		
NYSE Ticker	ECC	NYSE Ticker	ECCB	ECCY	ECCX
Description	Common Stock	Description	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Unsecured Notes Due 2027 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[2]	$371.1mm	Principal	$47.9mm	$28.9mm	$64.8mm
Price per Share[2]	$11.47	Price per Share[2]	$25.39	$25.10	$25.32
Current Distribution[3]	$0.08	Coupon	7.75%	6.75%	6.6875%
Current Distribution Rate[3]	8.4%	Yield to Maturity[2]	7.5%	6.8%	6.6%
Payment Frequency	Monthly	Payment Frequency	Monthly	Quarterly	Quarterly
Maturity Date	N/A	Maturity Date	10/30/2026	9/30/2027	4/30/2028
Callable Date	N/A	Callable Date	10/30/2021	Callable	4/30/2021
Market Value Held by Adviser and Senior Investment Team[1]	$18.0mm	Market Value Held by Adviser and Senior Investment Team[1]	$60.6K	$467.4K	$289.6K

Past performance is not indicative of, or a guarantee of, future performance.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2020 (based on market values as of February 9, 2021).
2. Reflects securities outstanding as of December 31, 2020 and market price as of February 9, 2021. Yield is shown to the stated maturity based on market prices as of February 9, 2021. Called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $11.47 per share on February 9, 2021 and frequency of regular distributions declared on April 2020. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**





INTRODUCTION TO ECC
Experienced Senior Investment Team





Thomas Majewski
Chief Executive Officer
Member of ECC's Board of Directors

25
Years in
Financial Services

19
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker

- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

15
Years in
Financial Services

15
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

24
Years in
Financial Services

18
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios

- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers

- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers

Private Equity Approach to Fixed Income Investing



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period





CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



We believe that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

CLOs with positive equity returns

CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

CLO EQUITY OVERVIEW

The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding ($ Billions)[1]



U.S. CLO Outstanding ($ Billions)[2]



Demand for Institutional Leveraged Loans[1]



U.S. Leveraged Loans Fund Flows ($ Billions)[4]



1. Source: S&P LCD. As of December 31, 2020.
2. Source: Refinitive Leveraged Loan Monthly. As of December 31, 2020.
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Source: JP Morgan.

15

CLO EQUITY OVERVIEW
Positive Loan Market Track Record



From 1992 through 2020, the CSLLI generated positive total returns in 27 of the 29 calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]



Annualized Return: 5.5%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%

Source: Credit Suisse. Data as of December 31, 2020. **Past performance is not indicative of, or a guarantee of, future performance.**

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO EQUITY OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs



Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash	**Senior Secured Loans** First priority pledge of assets	**40-60%**
▪ Receivables		
▪ Inventory		
▪ Property	**Subordinated Bonds** Generally unsecured	**10-20%**
▪ Plant		
▪ Equipment		
▪ Brands/Logos	**Equity** Dividends restricted while Senior Secured Loan is outstanding	**30-50%**
▪ Intangibles		
▪ Subsidiaries		

Illustrative purposes only. The actual capital structure of a borrower will vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is greater than the LIBOR floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.
2. Loan-to-value is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. No representation is being made as to the applicability of historical relative recovery rates for future periods.

CLO EQUITY OVERVIEW
The Spread in Loan Market Remains at High End of Historical Range



The current CSLLI spread is approximately 52 bps higher than the average of 306 bps[1]

Credit Suisse Leveraged Loan Index ("CSLLI") Spread[1]

Legend: ■ Spread ── Average

Average: 306 bps

Data (year: spread in bps):
- 1992: 247
- 1993: 244
- 1994: 233
- 1995: 229
- 1996: 254
- 1997: 240
- 1998: 238
- 1999: 264
- 2000: 284
- 2001: 287
- 2002: 303
- 2003: 317
- 2004: 286
- 2005: 256
- 2006: 255
- 2007: 258
- 2008: 270
- 2009: 307
- 2010: 352
- 2011: 376
- 2012: 409
- 2013: 386
- 2014: 386
- 2015: 387
- 2016: 391
- 2017: 357
- 2018: 348
- 2019: 359
- 2020: 358

Past performance is not indicative of, or a guarantee of, future performance.
Source: Credit Suisse. Data as of December 31, 2020.

1. The average calculation is based on Credit Suisse Leveraged Loan Index year-end values from 1992 to 2020. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.

CLO EQUITY OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs



Annual Repayment Rate

Source: S&P LCD. Data as of December 31, 2020.

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



ECC invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-8 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.
1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





Income Statement and Balance Sheet Highlights



	Q4 2020	Q3 2020 (Unaudited)	Q2 2020 (Unaudited)	Q1 2020 (Unaudited)	Q4 2019
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.24	$0.29	$0.29	$0.36	$0.27
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	(1.04)	(0.06)	0.00	(0.02)	(0.04)
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	($0.80)	$0.23	$0.29	$0.34	$0.23
Non-Recurring Losses and Expenses[2,3]	$0.00	$0.00	($0.01)	($0.01)	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	($0.80)	$0.23	$0.28	$0.33	$0.23
Total Portfolio Cash Distributions Received[2,4,5]	$0.87	$0.62	$0.68	$1.00	$1.08
Less Cash Received on CLOs called[2]	0.00	0.09	0.00	0.10	0.00
Recurring Portfolio Cash Distributions Received[2,6]	$0.87	$0.53	$0.68	$0.90	$1.08
Common Share Distributions Paid[7]	($0.24)	($0.24)	($0.24)	($0.60)	($0.60)
Total Company Expenses[2,8]	(0.22)	(0.22)	(0.23)	(0.24)	(0.26)
Total Common Share Distributions and Expenses[2]	($0.46)	($0.46)	($0.47)	($0.84)	($0.86)
Common Share Market Price (period end)	$10.09	$8.62	$7.11	$6.84	$14.61
Net Asset Value (period end)	$11.18	$8.45	$7.45	$6.12	$10.59
$ Premium / (Discount)	($1.09)	$0.17	($0.34)	$0.72	$4.02
% Premium / (Discount)	-9.7%	2.0%	-4.6%	11.8%	38.0%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$452.88	$352.71	$292.82	$229.70	$375.06
CLO Debt	17.42	26.00	33.77	17.24	37.33
Loan Accumulation Facilities	12.65	18.26	13.68	28.26	16.35
Common Stock	0.56	0.00	0.00	0.00	0.00
Cash	4.76	6.12	22.26	21.22	32.87
Receivables and Other Assets	24.32	39.26	34.88	18.58	13.15
Liabilities					
Notes (Net of Deferred Issuance Costs)	(92.80)	(92.44)	(87.55)	(82.80)	(99.75)
Preferred Stock (Net of Deferred Issuance Costs)	(46.18)	(45.39)	(45.34)	(45.28)	(67.50)
Payables and Other Liabilities	(11.95)	(36.33)	(28.63)	(4.46)	(4.24)
Net Assets	$361.66	$268.19	$235.89	$182.46	$303.27
Weighted Avg of Common Shares for the period	31,979,632	31,739,545	30,288,915	29,510,496	27,739,197
Common Shares Outstanding at end of period	32,354,890	31,757,115	31,675,534	29,794,460	28,632,119

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2020 Annual Report, 2019 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q2 2020 results include non-recurring expense acceleration of unamortized costs associated with the Company's previous shelf registrations and "at-the-market" offering program. Q1 2020 results include non-recurring expenses associated with the accelerated amortization related to the redemption of 7.75% Series A Term Preferred Stock due 2022.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activities of $0.00, $0.00, $0.00, $0.02 and $0.01 per share for the periods of Q4 2020, Q3 2020, Q2 2020, Q1 2020 and Q4 2019, respectively.
6. See note 3 on page 23.
7. See note 5 on page 23.
8. Includes operational and administrative expenses, interest expense, management and incentive fees.





ECC Portfolio Recurring Cash Flows[2]

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses
■ Total Company Expenses[4]
■ Common Share Distributions Paid[5]

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2020 Annual Report, 2019 Annual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity and debt investments and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. Includes operational and administrative expenses, interest expense, management and incentive fees.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]
Quarterly Snapshot Trend



	Q4 2020	Q3 2020 (Unaudited)	Q2 2020 (Unaudited)	Q1 2020 (Unaudited)	Q4 2019
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$25.25	$17.88	$20.04	$28.75	$29.04
Distributions Received From Other Investments[3]	2.43	1.81	0.45	0.86	1.11
Total Portfolio Cash Distributions Received[3]	$27.68	$19.69	$20.49	$29.61	$30.15
Investment Income From CLO Equity	$13.78	$13.64	$14.04	$16.21	$13.48
Investment Income From CLO Debt[4]	(0.27)	0.66	0.69	0.75	0.82
Investment Income From Loan Accumulation Facilities	0.95	1.74	0.65	0.62	0.40
Total Gross Income	$14.46	$16.04	$15.38	$17.58	$14.70
Cash Flow Treated as Return of Capital	$11.52	$5.92	$5.56	$15.99	$12.00
Operational and Administrative Expense[5]	$0.68	$0.74	$1.07	$0.79	$0.76
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$25.18	$14.94	$19.95	$25.85	$28.98
Called CLO Equity Distributions[3]	0.07	2.94	0.09	2.90	0.06
Distributions Received From CLO Equity[2,3]	$25.25	$17.88	$20.04	$28.75	$29.04
Distributions Received From CLO Debt[3]	0.33	0.37	0.45	0.86	0.76
Distributions Received From Loan Accumulation Facilities[3]	2.10	1.44	0.00	0.00	0.35
Total[3]	$27.68	$19.69	$20.49	$29.61	$30.15
Portfolio Cash Distributions Received per Common Share[2,3,6,7]	$0.87	$0.62	$0.68	$1.00	$1.08
NII and Realized Gain/(Loss) per Common Share[6]	($0.80)	$0.23	$0.28	$0.33	$0.23
Weighted Avg of Common Shares for the period	31,979,632	31,739,545	30,288,915	29,510,496	27,739,197
Common Shares Outstanding at end of period	32,354,890	31,757,115	31,675,534	29,794,460	28,632,119

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2020 Annual Report, 2019 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Negative investment income in Q4 2020 represents reversal of previously recognized payment in kind interest income as a result of turning certain CLO debt investments to non-accrual status.
5. Excludes interest expense, management fees and incentive fees.
6. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
7. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activities of $0.00, $0.00, $0.00, $0.02 and $0.01 per share for the periods of Q4 2020, Q3 2020, Q2 2020, Q1 2020 and Q4 2019, respectively.

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details – Q4 2020



CLO Equity Holdings (as of December 31, 2020)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2020	Cash Received During Q4 2020	Income Accrued During Q3 2020	Return of Capital in Q4 2020	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Anchorage Credit Funding 12 Inc Notes[2]	2020		1.8	4.8	$150	$0	$0	$0	NM	13.90%	5.18%	2.87%	4.36%	3,257	53
Ares XXXIV Sub Notes	2020		1.3	4.3	$353	$475	$47	$361	1018%	8.99%	3.00%	1.25%	3.49%	3,351	81
Ares XLI Inc Notes	2016	RF Q3-19	0.0	1.0	$148	$752	$215	$550	350%	11.45%	2.24%	1.20%	3.59%	3,502	82
Ares XLIII Inc Notes	2017		0.0	1.3	$210	$819	$267	$568	306%	10.91%	2.17%	1.22%	3.58%	3,452	82
Ares XLVII Inc Notes[2]	2018		0.0	2.3	$210	$0	$0	$0	NM	10.21%	2.18%	0.94%	3.58%	3,396	81
Ares LI Inc Notes	2019		0.2	3.3	$332	$502	$294	$169	171%	9.14%	3.04%	1.34%	3.60%	3,390	79
Bain 2016-2 Inc Notes	2016	RF Q3-19	0.0	0.0	$0	$587	-$23	$587	NM	11.36%	0.70%	1.14%	3.54%	3,304	94
Bain Avery Point V Inc Notes	2014	RF Q3-17	0.0	0.0	$0	$0	$0	$0	NM	14.25%	-3.95%	0.98%	3.28%	3,604	48
Barings 2018-1 Inc Notes	2018		0.0	2.3	$437	$1,047	$512	$555	205%	12.87%	2.07%	0.95%	3.40%	3,264	84
Barings 2019-I Inc Notes	2019		0.2	3.3	$339	$433	$344	$18	126%	10.04%	3.50%	1.35%	3.54%	3,261	81
Barings 2019-II Inc Notes	2019		0.3	3.3	$382	$631	$376	$193	168%	12.18%	2.79%	1.35%	3.50%	3,297	83
Barings 2020-I Inc Notes[2]	2020		0.8	2.8	$169	$0	$0	$0	NM	5.88%	5.56%	1.40%	3.32%	2,717	55
Blackstone Bowman Park Sub Notes	2015	RF Q1-17	0.0	0.0	$0	$94	$0	$94	NM	13.49%	2.83%	1.18%	3.21%	3,567	50
Blackstone Bristol Park Inc Notes	2016	RF Q1-20	0.0	1.0	$604	$1,623	$759	$876	214%	11.87%	3.67%	0.99%	3.34%	3,216	80
Blackstone Dewolf Park Inc Notes	2017		0.0	1.8	$134	$298	$160	$142	186%	12.41%	4.37%	1.21%	3.43%	3,299	82
Blackstone Greenwood Park Sub Notes	2018		0.0	2.3	$56	$88	$57	$24	156%	12.40%	4.13%	1.02%	3.37%	3,246	83
BlueMountain 2013-2 Sub Notes	2013	RS Q4-17	0.0	1.8	$4	$0	$12	$0	0%	14.40%	-1.11%	1.19%	3.38%	3,304	84
BlueMountain 2018-1 Sub Notes	2018		0.0	2.6	$194	$0	$169	$0	0%	12.36%	0.14%	1.12%	3.60%	3,015	86
BlueMountain XXIV Sub Notes	2019		0.3	3.3	$212	$153	$121	$31	127%	9.83%	4.04%	1.34%	3.56%	3,040	81
BlueMountain XXV Sub Notes	2019		0.5	3.5	$157	$83	$74	$8	112%	8.96%	4.44%	1.36%	3.52%	3,257	82
Brigade Battalion IX Inc Notes	2015	RS Q2-18	0.0	2.5	$528	$887	$565	$311	157%	13.95%	3.46%	1.10%	3.91%	3,320	72
Brigade Battalion XVIII Inc Notes[2]	2020		0.8	2.8	$352	$0	$0	$0	NM	3.62%	5.76%	1.81%	3.86%	2,577	67
Carlyle GMS 2014-5 Sub Notes	2014	RF Q1-17 / RS Q3-18	0.0	2.5	$193	$158	$227	$0	70%	11.44%	1.11%	1.15%	3.47%	3,162	N/A
Carlyle GMS 2017-4 Inc Notes	2017		0.0	2.0	$123	$327	$166	$97	197%	11.19%	2.19%	1.18%	3.48%	3,131	91
CIFC 2013-II Inc Notes	2013	RS Q4-17	0.0	1.8	$185	$609	$283	$83	216%	10.78%	2.55%	1.21%	3.33%	3,231	89
CIFC Funding 2014 Inc Notes	2014	RF Q2-17 / RS Q1-18	0.0	2.0	$124	$576	$267	$254	216%	10.61%	2.66%	1.11%	3.33%	3,198	90
CIFC Funding 2014-III Inc Notes	2014	RF Q3-17 / RS Q4-18	0.0	2.8	$237	$615	$324	$293	190%	10.29%	2.31%	1.21%	3.37%	3,235	90
CIFC Funding 2014-IV Inc Notes	2018	RF Q1-17 / RS Q4-18	0.0	0.8	$5	$150	$77	$53	194%	9.81%	3.25%	1.14%	3.37%	3,095	90
CIFC Funding 2015-III Inc Notes	2015	RS Q1-18	0.0	0.3	$84	$483	$225	$263	215%	11.10%	3.23%	0.87%	3.38%	3,221	91
CIFC Funding 2019-III Sub Notes	2019		0.5	3.5	$68	$107	$69	$0	154%	5.95%	4.68%	1.39%	3.46%	3,038	84
CIFC Funding 2019-IV Inc Notes	2019		0.5	3.5	$338	$529	$372	$116	142%	3.96%	4.65%	1.30%	3.44%	3,048	81
CIFC Funding 2020-I Inc Notes	2020		0.5	2.5	$343	$208	$209	$7	99%	1.33%	5.08%	1.72%	3.53%	2,742	75
CIFC Funding 2020-IV Inc Notes[2]	2021		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park XXI Sub Notes	2016	RS Q4-19	0.8	3.8	$153	$175	$90	$57	194%	17.09%	3.45%	1.37%	3.57%	3,097	77
CSAM Madison Park XXII Sub Notes	2016	RS Q1-20	1.0	4.0	$175	$266	$175	$44	152%	15.53%	3.44%	1.27%	3.49%	3,375	76
CSAM Madison Park XXXII Sub Notes	2019		0.1	3.1	$191	$288	$182	$88	158%	16.18%	3.48%	1.40%	3.55%	3,132	80
CSAM Madison Park XL Sub Notes	2013	RS Q2-17	0.0	1.4	$181	$427	$197	$234	216%	15.60%	2.59%	1.24%	3.49%	3,450	81
CSAM Madison Park XLIV Sub Notes	2018	RF Q4-20	0.0	3.1	$242	$333	$211	$123	158%	17.96%	3.33%	1.19%	3.50%	3,145	83
Cutwater 2015-I Inc Notes	2015	RS Q4-18	0.0	0.0	$0	$357	$0	$357	NM	17.50%	1.06%	1.22%	4.22%	3,562	74
DeAM Flagship VIII Inc Notes	2014	RF Q1-17 / RF Q2-18	0.0	0.0	$0	$87	$0	$87	NM	18.65%	-6.67%	0.85%	3.26%	3,675	47
DFG Vibrant V Sub Notes	2016	RF Q4-19	0.0	0.5	$0	$81	$5	$81	1585%	9.16%	1.03%	1.25%	3.56%	3,110	70
Eaton Vance 2015-1 Sub Notes	2015		0.0	2.1	$166	$248	$173	$74	143%	8.27%	2.11%	1.09%	3.42%	3,052	78
First Eagle Lake Shore MM I Inc Notes	2019		0.0	0.3	$353	$803	$409	$407	196%	26.19%	3.23%	1.70%	5.17%	3,821	55
First Eagle Wind River 2013-2 Inc Notes	2013	RS Q4-17	0.0	1.8	$91	$0	$175	$0	0%	11.66%	0.57%	1.23%	3.66%	3,247	78
First Eagle Wind River 2014-1 Sub Notes	2014	RF Q1-17 / RS Q2-18	0.0	2.5	$71	$405	$152	$0	266%	11.00%	1.30%	1.05%	3.63%	3,138	79
First Eagle Wind River 2014-2 Inc Notes	2014	RS Q1-18	0.0	2.0	$1	$62	$8	$53	796%	6.44%	1.29%	1.14%	3.45%	2,915	81

1. The portfolio level data contained herein is unaudited and derived from the Company's 2020 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of December 31, 2020, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

Portfolio Details – Q4 2020 (Cont.)



CLO Equity Holdings (as of December 31, 2020)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2020	Cash Received During Q4 2020	Income Accrued During Q3 2020	Return of Capital in Q4 2020	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
First Eagle Wind River 2014-3 Sub Notes	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	2.8	$132	$95	$183	$0	52%	8.76%	1.90%	1.22%	3.68%	3,212	73
First Eagle Wind River 2016-1 Inc Notes	2016	RF Q3-18	0.0	0.0	$17	$676	$104	$577	649%	13.22%	2.05%	1.05%	3.48%	3,227	77
First Eagle Wind River 2017-1 Inc Notes	2017	RF Q4-19	0.0	0.3	$104	$650	$208	$454	313%	8.04%	2.84%	1.14%	3.50%	3,054	82
First Eagle Wind River 2017-3 Inc Notes	2017		0.0	1.8	$375	$765	$431	$337	177%	12.23%	4.13%	1.25%	3.51%	3,161	83
First Eagle Wind River 2018-1 Inc Notes	2018		0.0	2.5	$500	$763	$508	$256	150%	10.87%	3.15%	1.07%	3.51%	3,203	80
First Eagle Wind River 2019-2 Inc Notes	2019		0.8	3.8	$473	$601	$431	$163	139%	5.78%	5.21%	1.48%	3.75%	2,859	73
HarbourView VII Sub Notes	2018	RF Q1-17 / RS Q2-18	0.0	2.5	$0	$0	$0	$0	0%	7.69%	-3.57%	1.13%	3.36%	2,946	81
HLA 2014-3 Sub Notes	2014	RF Q3-17	0.0	0.0	$0	$0	$0	$0	NM	26.46%	-15.19%	1.10%	3.69%	3,929	44
Marathon VI Sub Notes	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	21.57%	-4.11%	0.92%	3.83%	3,747	69
Marathon VII Sub Notes	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	31.64%	-8.72%	1.32%	4.09%	4,114	38
Marathon VIII Inc Notes	2015	RS Q3-18	0.0	2.8	$156	$0	$189	$0	0%	17.93%	-1.38%	1.25%	4.05%	3,516	77
Marathon X Sub Notes	2017		0.0	0.9	$0	$0	$0	$0	0%	11.28%	-0.89%	1.25%	3.88%	3,342	83
Marathon XI Sub Notes	2018		0.0	2.3	$36	$0	$41	$0	0%	12.75%	-0.47%	1.15%	3.87%	3,289	82
Marathon XII Sub Notes	2018		0.0	2.3	$73	$96	$81	$0	119%	12.19%	0.14%	1.18%	3.89%	3,301	79
Octagon 26 Inc Notes	2016	RS Q2-18	0.0	2.5	$401	$684	$421	$220	162%	10.55%	1.65%	1.05%	3.62%	2,993	83
Octagon 27 Inc Notes	2016	RS Q3-18 / RP Q3-20	0.0	2.5	$287	$491	$310	$160	158%	10.35%	1.66%	1.09%	3.62%	2,984	84
Octagon 44 Inc Notes	2019		0.6	3.6	$441	$636	$416	$180	153%	10.30%	4.20%	1.30%	3.75%	3,046	81
Octagon 46 Inc Notes[2]	2020		0.5	2.5	$411	$0	$203	$0	0%	6.03%	6.05%	1.65%	3.79%	2,605	79
Octagon 50 Inc Notes[2]	2020		0.8	2.8	$160	$0	$0	$0	NM	6.53%	5.89%	1.35%	3.74%	2,659	74
Octagon XIV Sub Notes and Inc Notes	2012	RS Q2-17	0.0	1.5	$28	$831	$179	$621	463%	11.14%	1.33%	1.19%	3.61%	2,956	84
OFSI BSL VIII Inc Notes	2017		0.0	0.6	$23	$379	$138	$251	275%	8.20%	0.78%	1.32%	3.66%	3,104	74
Prudential Dryden 53 Inc Notes	2018		0.0	2.0	$205	$426	$227	$195	187%	9.65%	3.81%	1.12%	3.36%	3,060	97
Prudential Dryden 64 Sub Notes	2018		0.0	2.3	$390	$546	$385	$155	142%	10.36%	2.34%	0.97%	3.38%	3,084	95
Prudential Dryden 66 Euro Sub Notes	2018		0.0	2.5	$24	$47	$22	$31	216%	9.56%	4.20%	0.96%	3.91%	3,398	51
Prudential Dryden 68 Inc Notes	2019		0.5	3.5	$372	$554	$376	$148	147%	8.36%	4.30%	1.31%	3.38%	3,045	93
Prudential Dryden 85 Inc Notes[2]	2020		0.8	2.8	$204	$0	$0	$0	NM	3.63%	5.49%	1.36%	3.24%	2,625	84
Steele Creek 2015-1 Sub Notes	2015	RS Q2-17	0.0	0.4	$0	$289	$41	$289	705%	11.94%	0.70%	1.26%	3.54%	3,022	76
Steele Creek 2018-1 Inc Notes	2018		0.0	2.3	$283	$559	$382	$172	146%	13.72%	1.09%	1.01%	3.54%	3,135	76
Steele Creek 2019-1 Inc Notes	2019		0.3	3.3	$218	$302	$247	$15	122%	9.07%	4.11%	1.47%	3.56%	2,996	75
Zais 3 Inc Notes	2015	RS Q2-18	0.0	2.5	$141	$27	$277	$0	10%	14.37%	-0.45%	1.21%	4.06%	3,396	88
Zais 5 Sub Notes	2016		0.0	0.0	$0	$0	$0	$0	NM	15.93%	-2.13%	1.53%	3.97%	3,532	77
Zais 6 Sub Notes	2017		0.0	0.5	$0	$0	-$343	$0	0%	9.55%	-0.57%	1.38%	3.95%	3,360	89
Zais 7 Inc Notes	2017		0.0	1.3	$18	$0	$129	$0	0%	7.63%	0.96%	1.29%	3.90%	3,229	89
Zais 8 Sub Notes	2018		0.0	0.3	$0	$0	$0	$0	NM	10.74%	-1.89%	0.95%	4.01%	3,389	83
Zais 9 Sub Notes	2018	RP Q3-20	0.0	2.5	$12	$0	$26	$0	0%	8.47%	0.06%	1.20%	3.95%	3,262	88
ALM VIII Preferred Shares	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Birchwood Park Inc Notes	2014	RF Q1-17 / Called Q3-18	0.0	0.0	$0	$1	$0	$1	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Atrium XI Sub Notes	2014	RF Q2-17 / Call & Roll Q4-18	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park VIII Sub Notes	2012	Called Q1-17	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CVC Apidos XIV Sub Notes	2013	Called Q3-17	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
OHA Credit Partners IX Sub Notes	2013	RF Q2-17 / Called Q3-20	0.0	0.0	$0	$65	$0	$65	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			0.2	2.4	$13,781	$25,249	$13,557	$11,550		12.02%	1.84%	1.22%	3.61%	3,245	78
Positions no longer held as of December 31, 2020							$85								
Total including positions no longer held as of December 31, 2020					$13,781	$25,249	$13,643	$11,550							

1. The portfolio level data contained herein is unaudited and derived from the Company's 2020 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of December 31, 2020, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which lookthrough data is not yet available.

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details – Holdings as of January 2021



CLO Equity Holdings (as of January 31, 2020)	Cash Received During Q1 2021	Cash Received During Q4 2020	QoQ Change	Junior OC Cushion
January CLO Equity Payers				
Anchorage Credit Funding 12 Inc Notes[3]	N/A	N/A	N/A	6.67%
Ares XXXIV Sub Notes	$601	$475	$126	3.17%
Ares XLI Inc Notes	$894	$752	$142	2.33%
Ares XLIII Inc Notes	$979	$819	$161	2.33%
Ares XLVII Sub Notes[2]	$468	$0	$468	2.20%
Ares LI Inc Notes	$582	$502	$80	3.05%
Bain 2016-2 Inc Notes	$609	$587	$22	0.70%
Bain Avery Point V Inc Notes	$0	$0	$0	-3.83%
Barings 2018-1 Inc Notes	$959	$1,047	-$88	2.20%
Barings 2019-I Inc Notes	$403	$433	-$30	3.54%
Barings 2019-II Inc Notes	$574	$631	-$58	2.81%
Barings 2020-I Inc Notes[2]	$250	$0	$250	5.61%
Blackstone Bristol Park Inc Notes	$1,495	$1,623	-$128	3.64%
Blackstone Dewolf Park Inc Notes	$287	$298	-$12	4.30%
Blackstone Greenwood Park Sub Notes	$87	$88	-$1	4.18%
BlueMountain 2013-2 Sub Notes	$0	$0	$0	-0.75%
BlueMountain 2018-1 Sub Notes	$205	$0	$205	0.53%
BlueMountain XXIV Sub Notes	$279	$153	$126	3.93%
BlueMountain XXV Sub Notes	$232	$83	$149	4.47%
Brigade Battalion IX Inc Notes	$838	$887	-$49	4.04%
Brigade Battalion XVIII Inc Notes[2]	$697	$0	$697	5.37%
Carlyle GMS 2014-5 Sub Notes	$365	$158	$208	0.96%
Carlyle GMS 2017-4 Inc Notes	$316	$327	-$11	2.01%
CIFC 2013-II Inc Notes	$502	$609	-$107	2.65%
CIFC Funding 2014 Inc Notes	$555	$576	-$21	2.99%
CIFC Funding 2014-III Inc Notes	$564	$615	-$52	2.54%
CIFC Funding 2014-IV Inc Notes	$232	$150	$81	3.60%
CIFC Funding 2015-III Inc Notes	$475	$483	-$8	3.26%
CIFC Funding 2019-III Sub Notes	$96	$107	-$11	4.75%
CIFC Funding 2019-IV Inc Notes	$529	$529	$1	4.67%
CIFC Funding 2020-I Inc Notes	$448	$208	$240	4.99%
CIFC Funding 2020-IV Inc Notes[3]	N/A	N/A	N/A	5.50%
CSAM Madison Park XXI Sub Notes	$166	$175	-$9	3.58%
CSAM Madison Park XXII Sub Notes	$264	$266	-$2	3.62%
CSAM Madison Park XXXII Sub Notes	$276	$288	-$12	3.60%
CSAM Madison Park XLIV Sub Notes	$294	$333	-$38	3.58%
Cutwater 2015-I Inc Notes	$1,769	$357	$1,412	0.64%
DeAM Flagship VIII Inc Notes	$48	$87	-$39	-4.85%
DFG Vibrant V Sub Notes	$144	$81	$63	1.84%
Eaton Vance 2015-1 Sub Notes	$257	$248	$10	2.17%
First Eagle Lake Shore MM I Inc Notes	$760	$803	-$44	4.20%
First Eagle Wind River 2013-2 Inc Notes	$393	$0	$393	0.66%
First Eagle Wind River 2014-1 Sub Notes	$393	$405	-$12	1.39%
First Eagle Wind River 2014-2 Inc Notes[4]	$67	$62	$5	1.58%
First Eagle Wind River 2014-3 Sub Notes	$439	$95	$344	1.84%
First Eagle Wind River 2016-1 Inc Notes	$619	$676	-$57	2.17%
First Eagle Wind River 2017-1 Inc Notes	$649	$650	-$1	2.93%

CLO Equity Holdings (as of January 31, 2020)	Cash Received During Q1 2021	Cash Received During Q4 2020	QoQ Change	Junior OC Cushion
January CLO Equity Payers (Continued)				
First Eagle Wind River 2017-3 Inc Notes	$773	$765	$8	4.11%
First Eagle Wind River 2018-1 Inc Notes	$742	$763	-$20	3.22%
First Eagle Wind River 2019-2 Inc Notes	$574	$601	-$27	5.24%
HarbourView VII Sub Notes	$0	$0	$0	-3.62%
HLA 2014-3 Sub Notes	$0	$0	$0	-16.02%
ICG St. Paul's XI Euro Sub Notes[3]	$0	$0	$0	4.23%
Marathon VII Sub Notes	$0	$0	$0	-8.05%
Marathon VIII Inc Notes	$0	$0	$0	-1.55%
Marathon XI Sub Notes	$0	$0	$0	-0.48%
Marathon XII Sub Notes	$138	$96	$42	0.32%
Octagon 26 Inc Notes	$619	$684	-$65	1.74%
Octagon 27 Inc Notes	$493	$491	$2	1.72%
Octagon 44 Inc Notes	$604	$636	-$32	4.26%
Octagon 46 Inc Notes[2]	$1,133	$0	$1,133	5.52%
Octagon 50 Inc Notes[3]	$0	$0	$0	5.89%
Octagon XIV Sub Notes and Inc Notes	$733	$831	-$98	1.42%
OFSI BSL VIII Inc Notes	$301	$379	-$78	1.15%
Prudential Dryden 53 Inc Notes	$380	$426	-$46	4.02%
Prudential Dryden 64 Sub Notes	$535	$546	-$11	2.90%
Prudential Dryden 66 Euro Sub Notes	$58	$47	$10	4.36%
Prudential Dryden 68 Inc Notes	$515	$554	-$40	4.39%
Prudential Dryden 85 Inc Notes[3]	N/A	N/A	N/A	5.54%
Steele Creek 2018-1 Inc Notes	$521	$559	-$37	1.28%
Steele Creek 2019-1 Inc Notes	$309	$302	$7	3.75%
Zais 3 Inc Notes	$150	$27	$124	1.18%
Zais 5 Sub Notes	$0	$0	$0	0.07%
Zais 6 Sub Notes	$0	$0	$0	0.64%
Zais 7 Inc Notes	$178	$0	$178	1.19%
Zais 8 Sub Notes	$0	$0	$0	0.11%
Zais 9 Sub Notes	$0	$0	$0	0.91%
February CLO Equity Payers[5]				
Blackstone Bowman Park Sub Notes	N/A	$94	N/A	4.14%
CSAM Madison Park XL Sub Notes	N/A	$427	N/A	2.71%
Marathon VI Sub Notes	N/A	$0	N/A	-4.00%
Marathon X Sub Notes	N/A	$0	N/A	-0.66%
Steele Creek 2015-1 Sub Notes	N/A	$289	N/A	1.08%
Called CLO Equity Holdings[6]				
ALM VIII Preferred Shares	$0	$0	$0	0.00%
Blackstone Birchwood Park Inc Notes	$1	$1	$0	0.00%
CSAM Atrium XI Sub Notes	$11	$0	$11	0.00%
CSAM Madison Park VIII Sub Notes	$42	$0	$42	0.00%
CVC Apidos XIV Sub Notes	$0	$0	$0	0.00%
OHA Credit Partners IX Sub Notes	$0	$65	-$65	0.00%
Total/Weighted Average[7]	**$29,866**	**$25,249**	**$4,617**	**2.11%**

1. The portfolio level data contained herein is unaudited and derived from the Company's 2020 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts are in thousands. Cash payments reflected are through January 31, 2021.
2. The CLO made its first payment in Q1 2021, or, in the case of secondary purchases, made its first payment since the Company owned the security.
3. The CLO has not yet made its first payment.
4. Security no longer held by the Company as of January 31, 2021.
5. These CLOs have Q1 2021 payment dates after January 31, 2021.
6. These CLOs were called and final equity payments were pending as of the last day of the quarter.
7. Weighted average excludes called CLOs and newly issued CLOs for which lookthrough data is not yet available.

No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.



The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of December 31, 2020)	Effective Yield as of September 30, 2020[1]	Effective Yield as of December 31, 2020[1]	Change in Effective Yield	CLO Equity Holdings (as of December 31, 2020)	Effective Yield as of September 30, 2020[1]	Effective Yield as of December 31, 2020[1]	Change in Effective Yield
Anchorage Credit Funding 12 Inc Notes	8.50%	7.90%	-0.60%	First Eagle Wind River 2017-1 Inc Notes	7.01%	2.84%	-4.18%
Ares XXXIV Sub Notes	18.43%	18.65%	0.23%	First Eagle Wind River 2017-3 Inc Notes	12.59%	10.93%	-1.66%
Ares XLI Inc Notes	5.47%	3.86%	-1.61%	First Eagle Wind River 2018-1 Inc Notes	18.07%	18.25%	0.18%
Ares XLIII Inc Notes	6.44%	5.42%	-1.01%	First Eagle Wind River 2019-2 Inc Notes	19.15%	21.59%	2.44%
Ares XLVII Inc Notes[2]		23.18%	New	HarbourView VII Sub Notes	0.00%	0.00%	0.00%
Ares LI Inc Notes	12.25%	15.14%	2.89%	HLA 2014-3 Sub Notes	0.00%	0.00%	
Bain 2016-2 Inc Notes	0.00%	0.00%		Marathon VI Sub Notes	0.00%	0.00%	
Bain Avery Point V Inc Notes	0.00%	0.00%		Marathon VII Sub Notes	0.00%	0.00%	
Barings 2018-1 Inc Notes	12.63%	11.27%	-1.36%	Marathon VIII Inc Notes	7.33%	5.55%	-1.78%
Barings 2019-I Inc Notes	15.48%	15.80%	0.31%	Marathon X Sub Notes	0.08%	0.00%	-0.08%
Barings 2019-II Inc Notes	13.75%	15.02%	1.27%	Marathon XI Sub Notes	8.85%	7.74%	-1.11%
Barings 2020-I Inc Notes	18.60%	22.05%	3.45%	Marathon XII Sub Notes	8.27%	7.68%	-0.58%
Blackstone Bowman Park Sub Notes	0.00%	0.00%		Octagon 26 Inc Notes	25.52%	25.02%	-0.50%
Blackstone Bristol Park Inc Notes	12.74%	10.09%	-2.66%	Octagon 27 Inc Notes	20.29%	18.68%	-1.61%
Blackstone Dewolf Park Inc Notes	10.79%	9.14%	-1.65%	Octagon 44 Inc Notes	16.26%	17.90%	1.64%
Blackstone Greenwood Park Sub Notes	17.62%	18.14%	0.51%	Octagon 46 Inc Notes	16.61%	18.62%	2.01%
BlueMountain 2013-2 Sub Notes	1.97%	0.00%	-1.97%	Octagon 50 Inc Notes[2]		19.50%	New
BlueMountain 2018-I Sub Notes	53.61%	57.87%	4.26%	Octagon XIV Inc Notes	4.07%	0.00%	-4.07%
BlueMountain XXIV Sub Notes	22.69%	23.74%	1.05%	Octagon XIV Sub Notes	4.07%	0.00%	-4.07%
BlueMountain XXV Sub Notes	23.08%	21.62%	-1.45%	Octagon XIX Sub Notes[3]	0.00%		
Brigade Battalion IX Inc Notes	17.98%	17.11%	-0.86%	OFSI BSL VIII Inc Notes	8.30%	0.00%	-8.30%
Brigade Battalion XVIII Inc Notes	18.60%	21.06%	2.46%	Prudential Dryden 53 Inc Notes	18.05%	16.12%	-1.93%
Carlyle GMS 2014-5 Sub Notes	21.15%	17.93%	-3.22%	Prudential Dryden 64 Sub Notes	35.72%	36.93%	1.21%
Carlyle GMS 2017-4 Inc Notes	11.08%	8.27%	-2.81%	Prudential Dryden 66 Euro Sub Notes	8.40%	9.00%	0.60%
CIFC Funding 2013-II Inc Notes	15.11%	9.61%	-5.51%	Prudential Dryden 68 Inc Notes	15.45%	15.58%	0.14%
CIFC Funding 2014 Inc Notes	11.83%	4.65%	-7.18%	Prudential Dryden 85 Inc Notes	15.70%	18.73%	3.03%
CIFC Funding 2014-III Inc Notes	14.00%	9.30%	-4.71%	Steele Creek CLO 2015-1 Sub Notes	0.00%	0.00%	0.00%
CIFC Funding 2014-IV Inc Notes	7.26%	0.00%	-7.26%	Steele Creek CLO 2018-1 Inc Notes	18.69%	12.82%	-5.87%
CIFC Funding 2015-III Inc Notes	16.95%	3.60%	-13.35%	Steele Creek CLO 2019-1 Inc Notes	15.12%	13.20%	-1.92%
CIFC Funding 2019-III Sub Notes	12.32%	12.29%	-0.03%	Zais 3 Inc Notes	10.59%	3.94%	-6.65%
CIFC Funding 2019-IV Inc Notes	13.76%	12.48%	-1.27%	Zais 5 Sub Notes	0.00%	0.00%	
CIFC Funding 2020-I Inc Notes	16.89%	19.53%	2.63%	Zais 6 Sub Notes	0.00%	0.00%	
CIFC Funding 2020-IV Inc Notes[2]		19.70%	New	Zais 7 Inc Notes	4.94%	0.00%	-4.94%
CSAM Madison Park XXI Sub Notes	14.09%	17.36%	3.27%	Zais 8 Sub Notes	0.00%	0.00%	
CSAM Madison Park XXII Sub Notes	16.24%	16.52%	0.28%	Zais 9 Sub Notes	4.60%	1.98%	-2.62%
CSAM Madison Park XXXII Sub Notes	15.83%	17.63%	1.80%				
CSAM Madison Park XL Sub Notes	13.70%	11.82%	-1.88%	**Weighted Average**	**11.50%**	**11.05%**	
CSAM Madison Park XLIV Sub Notes	15.05%	18.81%	3.76%				
Cutwater 2015-I Inc Notes	0.00%	0.00%		**Called CLO Equity Holdings[4]**			
DeAM Flagship VIII Inc Notes	0.00%	0.00%					
DFG Vibrant V Sub Notes	0.00%	0.00%	0.00%	ALM VIII Preferred Shares	0.00%	0.00%	
Eaton Vance 2015-1 Sub Notes	28.59%	27.60%	-0.99%	Blackstone Birchwood Park Inc Notes	0.00%	0.00%	
First Eagle Lake Shore MM I Inc Notes	14.41%	12.97%	-1.44%	CSAM Atrium XI Sub Notes	0.00%	0.00%	
First Eagle Wind River 2013-2 Inc Notes	8.72%	2.98%	-5.74%	CSAM Madison Park VIII Sub Notes	0.00%	0.00%	
First Eagle Wind River 2014-1 Sub Notes	11.15%	3.88%	-7.27%	CVC Apidos XIV Sub Notes	0.00%	0.00%	
First Eagle Wind River 2014-2 Inc Notes	1.93%	0.00%	-1.93%	OHA Credit Partners IX Sub Notes	0.00%	0.00%	
First Eagle Wind River 2014-3 Sub Notes	10.91%	6.46%	-4.45%				
First Eagle Wind River 2016-1 Inc Notes	3.96%	0.00%	-3.96%	**Weighted Average**	**11.49%[5]**	**11.03%[6]**	

1. Source: Consolidated Schedule of Investments of the Company's September 30, 2020 unaudited financial statements and 2020 Annual Report.
2. Not held as of September 30, 2020.
3. Not held as of December 31, 2020.
4. These CLOs were called and final equity payments were pending as of the last day of the quarter.
5. Weighted average effective yield of CLO Equity investments held as of September 30, 2020 (inclusive of securities sold during Q4 2020 and not reflected in this schedule) was 11.42%.
6. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q4 2020 is 10.50%.

ECC SUPPLEMENTAL INFORMATION[1]

Additional Information



Loan Accumulation Facility Holdings (as of December 31, 2020)	Capital Invested	Income Accrued During Q4 2020	Cash Received During Q4 2020	Realized Gain/(Loss)
Steamboat VIII, Ltd., Income Notes	$0.61	($0.01)	$0.00	$0.00
Steamboat XV, Ltd., Income Notes	8.72	0.13	0.00	0.00
Steamboat XVI, Ltd., Income Notes	3.25	0.05	0.00	0.00
Sub Total	$12.58	$0.17	$0.00	$0.00
Prior Loan Accumulation Facilities[2]				
Anchorage Credit Funding 12, Ltd., Income Notes	$10.83	$0.03	$0.04	($0.02)
Barings CLO Ltd. 2020-I, Income Notes	4.18	0.14	0.22	0.00
Steamboat V, Ltd., Income Notes	8.30	0.16	1.01	(0.15)
Steamboat VI, Ltd., Income Notes	9.56	0.25	0.00	(0.02)
Steamboat VII Ltd., Income Notes	7.72	0.07	0.63	0.00
Steamboat XII, Ltd., Income Notes	2.21	0.13	0.20	0.02
Sub Total	$42.80	$0.78	$2.10	($0.17)
Total Loan Accumulation Facilities		$0.95	$2.10	($0.17)

Reconciliation to U.S. GAAP Financial Statements (as of December 31, 2020)	Income Accrued During Q4 2020
CLO Equity	$13.78
CLO Debt	(0.27)
Loan Accumulation Facilities	0.95
Total	$14.46

CLO Debt Holdings (as of December 31, 2020)	Amortized Cost	Income Accrued During Q4 2020	Cash Received During Q4 2020
Avery Point V CLO, Limited Class F Notes[3]	$0.08	($0.04)	$0.00
CIFC Funding 2015-III, Ltd., Class F-R Notes	2.38	0.05	0.04
Cutwater 2015-I, Ltd., Class E-R Notes	2.72	0.05	0.09
Dryden 53 CLO, Ltd., Class F Notes	0.81	0.02	0.02
Flagship CLO VIII, Ltd., Class F-R Notes[3]	2.31	(0.41)	0.00
HarbourView CLO VII -R, Ltd., Class F Notes	0.75	0.02	0.00
Marathon CLO VII Ltd., Class D Notes[3]	1.61	(0.19)	0.00
Marathon CLO VIII Ltd., Class D-R Notes	4.23	0.08	0.00
Marathon CLO XI Ltd., Class D Notes	1.65	0.02	0.02
Octagon Investment Partners 27, Ltd., Class F-R Notes	0.85	0.02	0.02
OZLM XXII, Ltd., Class D Notes	0.90	0.01	0.02
Steele Creek CLO 2019-1, Ltd., Class E Notes	2.95	0.06	0.05
Sub Total	$21.24	($0.31)	$0.26
Prior CLO Debt Holdings			
Apidos CLO XXXII, Class D Notes	$0.57	$0.00	$0.00
Ares LI CLO Ltd., Class E Notes	0.78	0.01	0.02
Battalion CLO X Ltd., Class C-R Notes	2.19	0.00	0.00
Battalion CLO 18 Ltd., Class D-2 Notes	1.82	0.01	0.00
Carlyle US CLO 2019-3, Ltd., Class D Notes	1.36	0.01	0.03
Dryden 64 CLO, Ltd., Class D Notes	0.62	0.00	0.00
Dryden 85 CLO, Ltd., Class A-2 Notes	2.40	0.01	0.00
OCP CLO 2018-15, Ltd., Class D Notes	0.56	0.00	0.01
RR 4 Ltd, Class C Notes	0.71	0.00	0.01
Sub Total	$11.01	$0.04	$0.07
Total CLO Debt		($0.27)	$0.33

1. The portfolio level data contained herein is derived from the Company's 2020 Annual Report, and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.
2. The Loan Accumulation Facility has priced into a CLO transaction and is not reflected in the Company's 2020 Annual Report.
3. Negative income represents reversal of previously recognized payment in kind interest income as a result of turning CLO debt investment to non-accrual status.



As of December 31, 2020, ECC's portfolio was invested across 102 investments

Summary of ECC's Portfolio of Investments[1]



Cash 1.1%

CLO Debt 3.6%
(12 Investments)

Loan Accumulation Facilities 2.6%
(3 Investments)

CLO Equity 92.7%
(87 Investments)

Cash: $5.5 million

Summary of Underlying Portfolio Characteristics[2]

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Number of Unique Underlying Loan Obligors	1,540	1,484	1,513	1,523	1,541
Largest Exposure to an Individual Obligor	1.02%	0.97%	0.93%	0.94%	0.93%
Average Individual Loan Obligor Exposure	0.06%	0.07%	0.07%	0.07%	0.06%
Top 10 Loan Obligors Exposure	6.04%	5.89%	5.82%	5.77%	5.97%
Currency: USD Exposure	99.85%	99.86%	99.63%	99.81%	99.62%
Aggregate Indirect Exposure to Senior Secured Loans[3]	97.86%	98.06%	98.10%	97.85%	97.93%
Weighted Average Junior Overcollateralization (OC) Cushion	1.84%	1.12%	0.83%	3.47%	3.86%
Weighted Average Market Value of Loan Collateral	96.56%	93.59%	90.05%	82.32%	96.59%
Weighted Average Stated Loan Spread	3.61%	3.59%	3.55%	3.57%	3.61%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.6 years	4.6 years	4.7 years	4.9 years	4.9 years
Weighted Average Remaining CLO Reinvestment Period	2.4 years	2.6 years	2.7 years	2.9 years	2.9 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of December 31, 2020. The summary of portfolio investments excludes categories of investments whose aggregate value represents a *de minimis* percentage of the Company's net asset value.
2. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2020 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2020 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2020 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2020 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting period.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs and related investments.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.



As of December 31, 2020, ECC has exposure to 1,540 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1,2]	% Total
Altice International	1.0%	Technology	10.8%
TransDigm	0.8%	Health Care	8.7%
American Airlines Inc	0.6%	Publishing	8.1%
Asurion	0.6%	Telecommunications	5.4%
Sinclair Television Group	0.6%	Commercial Services & Supplies	5.3%
Caesars Entertainment	0.5%	Financial Intermediaries	5.2%
CenturyLink	0.5%	Lodging & Casinos	4.9%
Virgin Media Investment Holdings	0.5%	Building & Development	3.5%
Univision Communications	0.5%	Chemicals & Plastics	3.2%
Bass Pro Group LLC	0.5%	Diversified Insurance	3.2%
Total	**6.0%**	**Total**	**58.3%**

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2020 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2020 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2020 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2020 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 4.0%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.



Only 11.7% of ECC's underlying loan portfolio is scheduled to mature prior to 2024

Maturity Distribution of Underlying Obligors[1]

% of Fund Exposure

Maturity	% of Fund Exposure
2021	0.9%
2022	2.6%
2023	8.2%
2024	22.0%
2025	29.0%
2026	20.5%
2027	15.0%
2028+	1.8%

Maturity

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2020 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2020 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2020 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2020 and this data may not be representative of current or future holdings.



SELECTED MARKET DATA













Source: S&P LCD.
1.   Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of September 30, 2020, this included approximately $195 billion of outstanding loans.
2.   Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Credit Fundamentals





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of September 30, 2020, this included approximately $195 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6

Investment Grade Rated CLO Tranches

Non-Investment Grade Rated CLO Trenches

There was over $100 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of December 31, 2020.





Eagle Point Credit Company Inc.
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www.EaglePointCreditCompany.com

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